FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 4, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                              SCHEDULE 10
                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company

Signet Group plc

2) Name of shareholder having a major interest

Lloyds TSB Group Plc and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in (2) above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Subsidiary                                                              Shares         Percentage

Scottish Widows Investment Partnership                              70,358,054              4.053
Lloyds TSB Private Banking                                             455,851              0.026

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

0.5p ordinary shares

10) Date of transaction

Not stated

11) Date company informed

03.05.05

12) Total holding following this notification

70,813,905

13) Total percentage holding of issued class following this notification

4.08%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ....04.05.05

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                              By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                           Title: Group Finance Director

Date:   May 4, 2005